David Newberg	July 24, 2019
dhrhino@gmail.com

Employment Offer Letter

On behalf of Hightimes Holdings Corp (the “Company”) I am pleased to extend you an offer of employment as VP of Finance/ Interim CFO of Hightimes Holding Corp, the terms and conditions of which are set forth below in this letter. Please review and indicate your acceptance of these terms by signing below where indicated and returning a signed copy of this letter agreement to the Company by end of the day on July 26th, 2019.

Employment Start Date: Your employment will begin effective immediately upon your acceptance of this agreement.

Employment Term: The term of your employment will be for a period of two (2) years, commencing, as of the date of your acceptance of this agreement (the “Comencement Date”). Notwithstanding the foregoing, either you or the Company may terminate your employment and this agreement, for any reason or no reason, with or without cause, upon ten (10) days prior written notice, at any time following six (6) months from the commencement date. Unless sooner terminated as set forth above, such two (2) year period is referred to as the “Term” of this agreement.

Compensation: Your position is classified as Salaried and based on an annual salary of Two-Hundred Twenty-Five Thousand Dollars ($225,000). Your salary shall be increased to $250,000 once the company raises a minimum of $10,000,000 of new equity which is expected to occur within the first 90-120 days of your employment.

Job Title, Duties and Workplace: Your title will be VP of Finance/ Interim Chief Financial Officer and you will report directly to the Chief Executive Officer. We mutually agree that in connection with the performance of your duties you shall, among other things, assist the Company in (a) completion of its regulation A+ offering, (b) obtaining additional financing of not less than $10,000,000, (c) making settlements with various creditors, and (d) commencing the quotation or trading of Company common stock on the OTCQX Market or other national securities exchange (collectively, the “Employment Goals”).

The Company reserves the right to change your direct report and assign other or additional duties or modify duties from time to time.

Your primary work location will be at our 10990 Wilshire Blvd, Los Angeles, CA 90024. The Company may at any time move this position’s primary work location to a location within a 10-mile radius of its respective Los Angeles office. Your working hours will be flexible to enable you to accommodate family needs; provided, that your entire business and professional time will be devoted to the Company.

Hightimes Holding Corp

Corporate Office: 10990 Wilshire Blvd, Penthouse, Los Angeles, California 90024

Phone 310.943.5963

Employee Benefits: As a full-time employee, you have the opportunity to participate, according to the terms of the respective plans, in all employee benefits. All benefit plans are subject to change and the company reserves the right to modify, change providers, add or eliminate benefits at any time.

Vacation Time, Holidays, and Sick Leave: Company provides an annual vacation entitlement of 10 days, calculated on a monthly basis; with an increase to 12 days upon completion of two years of service and 15 days upon completion of five years and 20 days upon completion of 10 years of service subject to maximum caps as outlined in the Employee Handbook. In addition to this annual vacation accrual, Company grants 7 days of sick leave and standard paid holidays as announced each year.

Stock Options: You shall be eligible to receive options to purchase shares of voting Class A Common Stock of the Company, all in accordance with the terms and conditions set forth in the Company’s current Equity Compensation Plan. In such connection, and in addition to the 77,243 options previously granted (the “Prior Options”), you shall be eligible for an option grant of up to 250,000 additional shares of Class A common stock (the “Additional Options”). The exercise price of the Additional Options will be determined on the day the grants are approved by the board; which approval the Company will seek to obtain on or before July 31, 2019. The Additional Options as well as the Prior Options (collectively, the “Options”) shall vest as follows: (a) all Prior Options and 150,000 of the Additional Options shall vest immediately upon the successful completion of all of the above referenced Employment Goals, and (b) if and for so long following the initial six (6) months of the Term that the parties agree to continue this Agreement, an additional 100,000 Additional Options shall vest over the remaining Term in equal monthly installments, commencing the month following the date that the Employment Goals shall have been achieved. In the event this agreement shall be terminated prior to the expiration of the two (2) year term, all unvested Options shall immediately terminate. All vested Options may be exercised within five (5) years from the date of initial grant.

David, we are very happy to have you continue with the Company. Please feel free to reach out to me with any questions you may have. Please confirm your agreement with this agreement in the space provided below.

Signature page follows

Hightimes Holding Corp

Corporate Office: 10990 Wilshire Blvd, Penthouse, Los Angeles, California 90024

Phone 310.943.5963

Sincerely,

Hightimes Holding Corp.	Hightimes Holding Corp.

Adam Levin	Kraig Fox
Executive Chairman	Chief Executive Officer

Employee Acknowledgement and Acceptance:

Signature: David Newberg:	Date

Hightimes Holding Corp

Corporate Office: 10990 Wilshire Blvd, Penthouse, Los Angeles, California 90024

Phone 310.943.5963